May 10, 2007
Via Federal Express and Facsimile 202-772-9366
Mr. Kevin L. Vaughn
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:      Xenonics Holdings, Inc. File No. 1-32469
            Form 10-KSB for the Year Ended September 30, 2006
Dear Mr. Vaughn,
Following up on our telephone conversation of last Friday, the Company has reviewed SAB99 and its impact in relation to the Gain on Settlement recorded in the Company’s Form 10-KSB for the year ended September 30, 2006. The Company has also reviewed the 10-KSB as well as press releases dated January 13, 2006 and December 14, 2006, both of which are attached. The Company has considered the qualitative nature of the recorded entry and believes the matter is not material because there is substantial likelihood that a reasonable person would not consider the impact of the misstatement important.
The impact on the September 30, 2005 income statement is that the net loss for the year would have been $5,310,000 or $.35 per diluted share instead of $5,004,000 or $0.33 per diluted share, as reported.
The attached press releases are marked to show how the earnings press release would have been modified if the Gain had not been booked on the income statement.
In none of its press releases did the Company identify the Gain booked in the income statement as especially important. Additionally, the entry of Gain from Settlement did not mask a change in earnings or other trends, did not impact compliance with regulatory requirements, did not impact management’s compensation and did not conceal an unlawful transaction or impact any other factor that specifically renders a misstatement as material.
     Xenonics Holdings, Inc., 2236 Rutherford Road, Suite 123, Carlsbad, CA 92008
Phone 760.448.9700 Fax: 760.438.1184 xenonics@xenonics.com www.xenonics.com

Mr. Kevin L. Vaughn
May 10, 2007

The Company does not believe that it is probable that the judgment of a reasonable person relying upon the financial report would have been changed or influenced by the inclusion or correction of the item.
Accordingly, we request the staff to consider the materiality aspect of this transaction in regard to requiring a restatement.
Very truly yours,
XENONICS HOLDINGS, INC.
Richard Naughton
Chief Executive Officer
RN/la
Cc:      Nicholas Tsafos, Eisner, LLP
           William D. Gould, Esq., Troy & Gould PC
Attachments
     Xenonics Holdings, Inc., 2236 Rutherford Road, Suite 123, Carlsbad, CA 92008
Phone 760.448.9700 Fax: 760.438.1184 xenonics@xenonics.com www.xenonics.com

Mr. Kevin L. Vaughn
May 10, 2007

Xenonics Reports Fiscal 2005 Results
CARLSBAD, CA, 13-Jan-2006
XENONICS HOLDINGS, INC. (AMEX:XNN)
today announced financial results for fiscal 2005.
“We at Xenonics have spent the last two quarters positioning Xenonics to be not just an illumination company, but a high tech security company and to diversify into new markets, develop new products and cultivate new customers. The company is at a strategic inflection point – we are in the process of changing who we are and what we do. Our competitive advantage is we now have improved product awareness and continuing customer satisfaction. The NightHunter family of illumination products coupled with our new products give the company a significant technological advantage in addressing the security needs today and in the future. We expect these initiatives will take us to the next level in 2006.
Xenonics will continue to focus on Army, Navy, Coast Guard and Marine Corps as a near term strategic imperative. The first large deployment of Marines with our product takes place this month. Our mission is to provide illumination and infrared capability to military and other government agencies as we address the problems created by terrorism and border control at home and internationally. These programs include large and small weapons mounts for crew served weapons as well as mounted systems on various types of vehicles currently in service and under development.
New opportunities in 2006 will be focused on International Sales and an expansion into new business areas to provide security solutions as the prime contractor or a key hardware integrator.” stated Richard J. Naughton, CEO.
Year End 2005 Results
For the 2005 fiscal year ended September 30, 2005, revenue was $4,434,000 compared to $11,927,000 for the prior year. Net loss for fiscal 2005 was ($5,310,000) or ($0.35) compared to $1,476,000, or $0.09 per diluted share.
Net income was impacted by non-recurring items such as an adjustment to finished goods inventory of $1,953,000 and $1,052,000 of compensation and consulting expense related to the issuance of common stock and warrants and options granted during the year.
At September 30, 2005, the company had current assets of $2,391,000, a current ratio of 3.4, and no debt.
About Xenonics
Xenonics develops and produces advanced, lightweight and compact ultra high intensity illumination products for military, law enforcement, public safety, and commercial and private sector applications. Currently, NightHunters are in use by every branch of the U.S. Armed Forces as well as a wide variety of law enforcement and security agencies. Using its breakthrough patented technology, Xenonics provides innovative solutions for customers that demand the ability to see farther so that they can do their job better and safer. Xenonics’ products deliver a quantum leap in performance over other illumination technologies and represent the next generation in small, high intensity, high efficiency illumination systems. Visit Xenonics on the web at www.xenonics.com.
     Xenonics Holdings, Inc., 2236 Rutherford Road, Suite 123, Carlsbad, CA 92008
Phone 760.448.9700 Fax: 760.438.1184 xenonics@xenonics.com www.xenonics.com

Mr. Kevin L. Vaughn
May 10, 2007

Forward-Looking Statements
Except for the historical statements and discussions above, our statements above constitute forward-looking statements within the meaning of section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect our management’s current views with respect to future events and financial performance; however, you should not put undue reliance on these statements. Factors that could cause these forward-looking statements to differ include delays in development, marketing or sales of new products. When used, the words “anticipates,” “believes,” “expects,” “intends,” “future,” and other similar expressions identify forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties. We believe our management’s assumptions are reasonable, nonetheless, it is likely that at least some of these assumptions will not come true. Accordingly, our actual results will probably differ from the outcomes contained in any forward-looking statement, and those differences could be material. Factors that could cause or contribute to these differences include, among others, those risks and uncertainties discussed in our periodic reports on Form 10-K and 10-Q and our other filings with the Securities and Exchange Commission. Should one or more of the risks discussed , or any other risks, materialize, or should one or more of our underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, expected or projected. In light of the risks and uncertainties, there can be no assurance that any forward-looking statement will in fact prove to be correct. We undertake no obligation to update or revise any forward-looking statements.
Xenonics Fiscal 2006 Fourth Quarter Results
CARLSBAD, CALIFORNIA , 14-Dec-2006
Management Expects Trend of Increasing
Revenue and Profit to Continue in Fiscal 2007
XENONICS HOLDINGS, INC. (AMEX:XNN), a leader in advanced illumination and low light viewing technology, today announced net income for the fourth quarter of fiscal 2006 of $753,000, or $0.05 per diluted share, versus a loss of $3,505,000 or $0.22 per share, for the fourth quarter of fiscal 2005, as revenue increased more than four-fold to $2,340,000 from $529,000.
“We expect this trend of increasing revenue and profit to continue in fiscal 2007,” said Alan Magerman, Chairman of the Board.
“One reason for our confidence is the planned commercial roll-out of our patented SuperVision™ night vision device in fiscal 2007. With its unprecedented resolution and range, zoom capability, light weight, and attractive pricing, we believe that SuperVision has the potential to revolutionize the night vision industry. U.S. patents on our SuperVision technology have been allowed and international patents have been filed. We have ordered components for 10,000 devices for delivery between January and August 2007, and production of the first 3,000 units is set to begin in January at our facility in Carlsbad, California.
“In addition, several of the military programs we have diligently pursued for our patented NightHunter family of high-intensity illumination systems are expected to come to fruition beginning this fiscal year. As we announced last week, we have authorized production of 1,200 NightHunterII’s for delivery between January 2007 and March 31, 2007 to meet our second quarter forecast.
     Xenonics Holdings, Inc., 2236 Rutherford Road, Suite 123, Carlsbad, CA 92008
Phone 760.448.9700 Fax: 760.438.1184 xenonics@xenonics.com www.xenonics.com

Mr. Kevin L. Vaughn
May 10, 2007

“The launch of SuperVision following more than two years of intensive development work will create significant new opportunities for Xenonics in law enforcement, public safety, recreational, and other large commercial markets that we believe will complement our military business and support Xenonics’ rapid and sustained growth for years to come. Our goal is to build Xenonics into a significant growth company. With NightHunter and SuperVision, we have the right products to make it happen. In fiscal 2006 we recruited proven sales and marketing executives and developed the national distribution network required to achieve our aggressive revenue and profit goals. Our entire management team is energized and committed to effectively executing our business plan. We are increasingly confident about Xenonics’ future,” Magerman said.
Fourth Quarter Results
For the three months ended September 30, 2006, revenue more than quadrupled to $2,340,000 compared to $529,000 for the three months ended September 30, 2005. This increase primarily reflected the previously announced shipment of NightHunter systems to the Defense Logistics Agency.
Gross profit for the fourth quarter of fiscal 2006 was of $1,767,000, which included $797,000 related to the sale of excess inventory during the period. For the fourth quarter of fiscal 2005, negative gross profit of $1,704,000 included a $1,953,000 charge for excess inventory.
Selling, general and administrative expenses for the three months ended September 30, 2006 were $826,000, which primarily included $311,000 of non-cash stock-based compensation expense. This compares to selling, general and administrative expenses for the fourth quarter of 2005 of $1,636,000, which included $575,000 of non-cash stock-based compensation.
Net income for the three months ended September 30, 2006 was $753,000 or $0.05 per diluted share. This compares to a net loss for the three months ended September 30, 2005 of $3,505,000 or $0.22 per share.
At September 30, 2006, Xenonics reported working capital of $2,329,000, and a current ratio of 4.5. Magerman noted that all of the $2,194,000 in accounts receivable at September 30, 2006 have now been collected. The Company has no debt.
Fiscal 2006 Results
For the twelve months ended September 30, 2006, revenue increased to $4,833,000 compared to $4,434,000 for fiscal 2005. Net loss for fiscal 2006 was $1,488,000, or $0.09 per share, which included $1,102,000 of non-cash stock-based compensation expense. This compares to a net loss for fiscal 2005 of $5,004,000 $5,310,000 or $0.33 $0.35 per share, which included $1,052,000 of non-cash stock-based compensation expense.
Conference Call
Xenonics has scheduled a conference call at 11:00 a.m. EDT today. A live webcast may be accessed at www.earnings.com. A replay will be available after 1:00 p.m. EDT at this same Internet address.
About Xenonics
Xenonics develops and produces advanced, lightweight and compact ultra-high intensity illumination products for military, law enforcement, public safety, and commercial and private sector applications. Currently, NightHunters are in use by every branch of the U.S. Armed Forces as well as a wide variety of law enforcement and security agencies. Using its breakthrough patented technology, Xenonics provides innovative solutions for customers that demand the
     Xenonics Holdings, Inc., 2236 Rutherford Road, Suite 123, Carlsbad, CA 92008
Phone 760.448.9700 Fax: 760.438.1184 xenonics@xenonics.com www.xenonics.com

Mr. Kevin L. Vaughn
May 10, 2007

ability to see farther so that they can do their job better and safer. Xenonics’ products deliver a quantum leap in performance over other illumination technologies and represent the next generation in small, high intensity, high efficiency illumination systems. Visit Xenonics on the web at www.xenonics.com.
Forward-Looking Statements
This news release contains forward-looking statements that reflect our management’s current views about future events and financial performance. Forward-looking statements often contain words such as “expects,” “anticipates,” “intends,” “believes” or “will.” Our forward-looking statements are subject to a number of risks and uncertainties that may cause actual results and events to differ materially from those projected in the forward-looking statements. Risks and uncertainties that could adversely affect us include, without limitation, the loss of major customers, our failure to obtain new contracts, the adverse effect of competition, delays in the production or shipment of our products and the other risks and uncertainties that are discussed in our most recent filings with the Securities and Exchange Commission, including our most recent annual report on Form 10-KSB and quarterly report on Form 10-QSB. The forward-looking statements in this news release are made only as of the date of this news release. We undertake no obligation to update our forward-looking statements, whether as a result of new information, future events or otherwise.
     Xenonics Holdings, Inc., 2236 Rutherford Road, Suite 123, Carlsbad, CA 92008
Phone 760.448.9700 Fax: 760.438.1184 xenonics@xenonics.com www.xenonics.com